ECOPETROL REPORTS ON THE SALE OF ITS STAKE IN OFFSHORE INTERNATIONAL GROUP

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) reports as follows: Ecopetrol S.A. (“Ecopetrol”) signed a Share Purchase Agreement with De Jong Capital LLC, through one of its subsidiaries as buyer, pursuant to which Ecopetrol sold its 50% ownership interest in in Offshore International Group (“OIG”).

This divestment is the result of a successfully competed process between a number of bidders jointly carried out by Ecopetrol and its partner, in respect of the sale of 100% of the capital stock of OIG, the parent company of Savia (Peru) and other companies based in the United States and Peru.

The relevant accounting reclassifications have been made in accordance with IFRS 5.

This transaction is part of Ecopetrol’s non-strategic assets divestment plan and is aligned with Ecopetrol’s priorities of cash protection, capital discipline and profitable and sustainable growth.

Bogotá D.C., January 19, 2021

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Juan Pablo Crane de Narváez

Head of Capital Markets

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Jorge Mauricio Tellez

Media Relations (Colombia)

Phone: (+ 571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co